Mail Stop 4561

May 14, 2008

Mark C. Layton, President and CEO
PFSweb, Inc.
500 North Central Expressway, Ste. 500
Plano, TX 75074

>   **Re: PFSweb, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 5, 2008**
>   **File No. 000-28275**

Dear Mr. Layton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have not included a form of proxy card as required by Rule 14a-4 under the Securities Exchange Act of 1934. Please amend your filing to include the required form of proxy card, which should be marked "preliminary copy." Refer to Rule 14a-6(e)(1) of the proxy rules.

Authorization of Reverse Stock Split (Item 2), page 21

2.   Please briefly confirm your analysis that the reverse stock split, which involves the purchase of fractional interests, will not constitute a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Securities Exchange Act of 1934. In particular, please consider the impact that the reverse stock split may have on

your continued listing on the Nasdaq Capital Market. See Rule 13e-3(a)(3)(ii)(B) under the Securities Exchange Act of 1934.

3.   Please disclose in a table or similar format the number of shares of your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved, both before and after a reverse stock split for each of the scenarios within the range specified.

4.   We note that because you do not intend to reduce the number of authorized shares, a reverse split will have the effect of increasing the number of authorized and unissued shares. Please disclose any plans, proposals or arrangements you may have for issuing those shares. If you have no such plans, proposals or arrangements, please include a clear statement in your proxy statement to that effect.

5.   Please refer to Release No. 34-15230 and disclose the possible anti-takeover effects of the reverse stock split. Inform holders that management might use shares that are authorized, but not issued and outstanding, to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

6.   We call your attention to Exchange Act Rule 10b-17, which you should consult in connection with the process of implementing any stock split. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to FINRA.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Evan S. Jacobson at (202) 551-3428 with any questions. If you require further assistance you may contact Maryse Mills-Apenteng at (202) 551-3457. If you thereafter have any other questions, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (972) 881-0145
        Ms. Cindy Almond
        PFSweb, Inc.